Exhibit 99.5

Translation for information purposes – French version shall prevail

EXTRACTS FROM THE FREE ENGLISH TRANSLATION OF THE SECURITIES NOTE

This document does not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

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2. RISK FACTORS

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2.1. Risk factors associated with the Creditor Shares 1 and Creditor Shares 2

The Company’s shareholders will experience a significant dilution caused by the issuance of the Creditor Shares 1 and Creditor Shares 2

Assuming an aggregate debt outstanding in principal and accrued unpaid interest on the Reference Date (assuming that the Reference Date will be December 20, 2017, based on the indicative timetable) of (i) €366,024,528 relating to the Convertible Bonds and (ii) €1,467,924,425 relating to the Senior Notes, if cash subscriptions under the Rights Issue with PSR amount to €112,215,060.36, the issues of Creditor Shares 1 and Creditor Shares 2 entails the issuance of up to 481.130.991 new shares, amounting to approximately 68.2 % of the diluted capital after the Rights Issue with PSR, the issue of Creditor Shares 1, the issue of Creditor Shares 2, and the exercise of the Backstop Warrants, Coordination Warrants and Warrants #3 but before the exercise of the Warrants #1 and Warrants #2.

The number of Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants to be issued will be determined on the basis of the aggregate total amount in principal and accrued and unpaid interests at the Reference Date under the Senior Notes and Convertible Bonds, and also, for the Creditor Shares 2, on the basis of the amount of the Rights Issue with PSR subscribed for by the holders of Senior Notes as part of their backstop commitment (see section 3.4 “Background and terms of the Company’s financial restructuring” and section 9 “Dilution” of this Securities Note).

Upon completion of the Company’s financial restructuring, and on the basis of the same assumptions as those referred to in the first paragraph of this risk factor, and assuming that the Rights Issue with PSR is subscribed in total by the DNCA Entities and the Senior Notes holders as part of their backstop commitment (no share is subscribed by the current shareholders) the Company’s current shareholders and holders of American Depositary Shares would only hold 3.2% of its equity after allowing for the dilutive impact of the issues of Creditor Shares 1 and Creditor Shares 2 and the exercise of the Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of the Warrants #2 and Warrants #1.

This dilution may have a negative impact on the market price of the shares and the American Depositary Shares. Furthermore, it would limit the possibility for those who were shareholders before the completion of the financial restructuring to hold influence on the capital structure and the composition of the board after the implementation of this restructuring.

The volatility and liquidity of the Company’s shares could fluctuate significantly

The liquidity of the market for the Company’s shares could be reduced because the holders of the Creditor Shares 1, Creditor Shares 2, the new shares resulting from the exercise of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants, would own between 86.7% and 90.2% of the Company’s equity following its financial restructuring, based on a diluted share capital after the Rights Issue with PSR, the issue of Creditor Shares 1, the issue of Creditor Shares 2, and the exercise of the Backstop Warrants, Coordination Warrants and Warrants #3, but before the exercise of the Warrants #1 and Warrants #2.

Furthermore, in recent years there have been wide fluctuations in stock markets, often unrelated to the results of the companies whose shares are traded there. Market fluctuations and the state of the economy could increase the volatility of the Company’s shares.

Translation for information purposes – French version shall prevail

The trading price of the Company’s shares could significantly fluctuate in response to various factors and events, including the risk factors described in the Registration Document and the Registration Document Update that form part of the Prospectus as well as the liquidity of the market for the Company’s shares.

Given the significant number of issued shares in the context of the issuance operations, sales of a significant number of shares of the Company could take place quickly after the Restructuring Effective Date, or such sales could be anticipated by the market, what could have a negative impact on the market price of the share

The Issuance Steps would lead to the Issuance of a significant number of shares of the Company and, simultaneously, to the substantial modification of the shareholders’ structure. In this context, sales of a significant number of shares of the Company could quickly take place from the Restructuring Effective Date, or such sales could be anticipated by the market, which could have a negative impact on the market price of the shares.

The Company’s shares could become subject to the French tax on financial transactions and the European tax on financial transaction, if adopted, could apply to the Company’s shares

The Company’s shares could become subject to the French tax on financial transactions (“French FTT”) provided for in article 235ter ZD of the French General Tax Code (“CGI”), which, subject to certain conditions, applies to purchases for valuable consideration of equity securities and quasi-equity securities traded on a regulated market, issued by a company located in France with a market capitalization of more than one billion euros on December 1 of the year preceding the purchase date. A list of the companies to which the French FTT applies is published annually.

If the Company were to be included in the list, the French FTT would become payable, subject to certain exceptions, at the rate of 0.3% of the consideration paid for purchases on the secondary market of the Company’s equity or quasi-equity securities.

In addition, the attention of potential holders of the Company’s shares is also called to the fact that, on February 14, 2013, the European Commission adopted a draft directive on the creation of a common tax on financial transactions (the “European FTT”) in eleven Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain) (the “Participating Member States”), which, if it were adopted and implemented in France, could replace the French FTT. Estonia has since indicated that it no longer wished to participate in negotiations on the European FTT.

The European FTT is very broad in its scope and if it were adopted in the form currently contemplated, it could apply, under certain circumstances, to certain transactions (including on secondary markets) involving the Company’s shares. Transactions in the primary market governed by article 5(c) of European Commission Regulation 1287/2006 would be exempt. The European FTT would be a cost that would generally amount to at least 0.1% of purchase prices.

In its currently contemplated form, the European FTT could apply to both residents and non-residents of the Participating Member States. It could apply to transactions in which at least one of the parties is a financial institution and at least one of the parties is established in a Participating Member State. The circumstances in which a financial institution is or is deemed to be “established” in a Participating Member State are relatively broad and include (a) when it carries out transactions with a person established in a Participating Member State or (b) when the financial instrument traded was issued in a Participating Member State.

However, the proposed European FTT is still the subject of discussions among the Participating Member States (other than Estonia) and could therefore be modified before its adoption, whose timing remains uncertain. Other Member States could also decide to participate and/or other Participating Member States could decide to withdraw.

The French FTT and the European FTT could in the future raise the cost of trading the Company’s shares and could adversely affect the liquidity of the market for the Company’s shares. The shareholders of the Company are advised to contact their regular tax advisor to find out about the potential consequences of the French FTT and European FTT.

Translation for information purposes – French version shall prevail

2.2. Risk factors associated with the Warrants

The market for the Warrants #1 could provide little liquidity and be highly volatile

Application will be made for the Warrants #1 to be admitted to trading on Euronext Paris. No assurance can be given as to whether a market for the Warrants #1 will develop. The holders of Warrants #1 who do not wish to exercise them may be unable to sell them in the stock market. If such a market were to develop, the volatility of the Warrants #1 could be higher than that of the Company’s shares.

The trading price of the Warrants #1 will depend in part on the trading price of the Company’s shares. If the price of the Company’s shares falls, the value of the Warrants #1 could decline.

In addition, large trades between institutional investors are generally performed over the counter, so that all investors may not have access to this type of trades, including their pricing.

The liquidity of the market for Warrants #3, Coordination Warrants and Backstop Warrants could be limited

No application will be made for the Warrants #3, Coordination Warrants and Backstop Warrants to be admitted to trading on Euronext Paris. However, application will be made for them to be accepted for clearance through Euroclear France, which will clear the trades of Warrants #3, Coordination Warrants and Backstop Warrants among their custodians. Application will also be made for the warrants to be accepted for clearance through Euroclear Bank S.A./N.V., and Clearstream Banking SA (Luxembourg). No assurance can be given as to whether there will be a market for the Warrants #3, Coordination Warrants or Backstop Warrants. The holders of Warrants #3, Coordination Warrants or Backstop Warrants who do not wish to exercise them may be unable to sell them. The price at which the Warrants #3, Coordination Warrants and Backstop Warrants can be sold will depend notably on the trading price of the Company’s shares. If the price of the Company’s shares falls, the value of the Warrants #3, Coordination Warrants and Backstop Warrants could decline.

The price of the Company’s shares could fluctuate and fall below the subscription price of the new shares issued upon exercise of the various classes of Warrants, and if that decline occurred after Warrants had been exercised by their owners, these owners would incur losses if they immediately sold those shares

No assurance can be given that the price of the Company’s shares will not fall below the subscription price of the various classes of Warrants. If that decline occurs after Warrants have been exercised by their owners, those owners would incur losses if they to immediately sell their shares. Accordingly, no assurance can be given that, after they exercise the Warrants, the investors will be able to sell their shares in the Company for a price equal to or above the subscription price of the Warrants.

Shareholders who do no exercise their Warrants or who sold them could be diluted if other Warrants holders decided to exercise them

The interests of shareholders who do no exercise their Warrants or who sell them would be diluted if holders of other Warrants decided to exercise them.

Even if the shareholders holding Warrants decide to sell them, the consideration they may receive could be insufficient to offset that dilution.

Risk of a decline in the value of the Warrants

The Warrants which have not been exercised by their expiration date will lapse and, as a result, lose all value.

Sales of Warrants could occur on the market and could have an adverse impact on the value of the concerned Warrants

The sale of Warrants on the stock market, or the expectation that such sales may occur could adversely affect the price of the Warrants #1. The Company cannot predict the potential impact that sales of or Warrants #1 would have on the trading price of the concerned Warrants.

The terms and conditions of each class of Warrants may be modified and those modifications would be binding on all of their respective holders

The terms and conditions of each class of Warrants may be modified, subject to the approval of the special general meeting of holders of such class of Warrant , in accordance with current legal provisions and regulations, by a majority of two-third of the votes of the Warrant holders present or represented at that meeting. The approved modifications would be binding on all Warrants holders concerned.

The terms and conditions of the Warrants are based on the law and regulations applicable on the date the Prospectus receives its approval (visa).

Translation for information purposes – French version shall prevail

Legislative or regulatory changes could cause modifications in the terms and conditions of the Warrants, which could in turn affect their value.

No assurance can be given as to the impact of such potential developments after the date of approval (visa) of the Prospectus.

The holders of Warrants have only limited protection against the dilution of their interests

The Exercise Ratio of the Warrants will be adjusted only according to sections 4.2.10 (Amendment of the profit distribution rules, redemption of equity, changes in the Company’s legal form or corporate purpose—reduction of the Company’s share capital resulting from losses) and 4.2.11 (Protection of the rights of the Holders of Warrants) of this Securities Note. Accordingly, their Exercise Ratio will not be adjusted every time an event concerning the Company or any other event may affect the value of the Company’s shares or, as a general matter, may have a dilutive impact, such as in the case of (i) an issue (a) of shares with removal of the shareholders’ preferential subscription rights (b) of securities giving access to share capital, (ii) the payment of stock dividends, (iii) awards of Company shares to employees (or officers), or (iv) grants of Company stock options to employees (or officers).

The events for which no adjustment is contemplated could adversely affect the value of the Company’s shares and, accordingly, the value of the Warrants.

The holders of Warrants #1 will be responsible for handling the fractional entitlements in case of exercise of the Warrants #1

Three (3) Warrants #1 will entitle their holder to subscribe for four (4) new shares of the Company. Any shareholder who would not own at least three (3) Warrants #1 (or a multiple of three) will not be able to exercise all of its Warrants #1. The holders of Warrants #1 will be responsible for handling the fractional entitlements when exercising their Warrants #1 and will have to acquire the number of Warrants #1 required to hold a multiple of three and subscribe to the new shares of the Company (subject to the adjustments in the event of operations on capital, as indicated in paragraph 4.2.12).

Translation for information purposes – French version shall prevail

3. BASIC INFORMATION

3.1. Representations concerning net working capital

As of the date of this Prospectus, the Group does not have sufficient consolidated net working capital with respect to its obligations over the twelve next months.

As of September 30, 2017, the Group has liquidity of $334 million. According to the forecasted cash flows of the Group, in the event that :(i) the Company would remain under the safeguard proceedings in France and its 14 subsidiaries under “Chapter 11” in the United States,

(ii) such situation would not have commercial consequences,

(iii) no liquidity injection would be achieved,

and given, notably, operational and financial costs of restructuring close to $90 million, the amount of the deficiency of the working capital within 12 months, compared to the level required to enable the good implementation of the operations, would be between $25 and $50 million. Furthermore, the Group considers that if the Financial Restructuring Plan were not implemented in accordance with what has been described in paragraph B.4a, it would be exposed to adverse commercial consequences, with clients demonstrating their strong reluctance to commit (on projects of pre-financing of multi-clients for example), consequences that could lead to increase the deficiency of the working capital within 12 months by an amount in the order of $100-150 million.

However, if the various financial restructuring transactions described in this Prospectus are completed (including the Rights Issue with PSR concerning which a prospectus will be submitted to the AMF for approval (visa)), the Company certifies that, from its point of view, its net working capital would be sufficient to meet its obligations over the twelve months following the date of the Prospectus.

3.2. Shareholders equity and debt

The table below shows the position in terms of consolidated equity and consolidated debt on September 30, 2017, in accordance with the March 2013 recommendations of the European Securities and Markets Authority (ESMA) (ESMA/2013/319, paragraph 127):Summary statement of consolidated shareholders’ equity and debt

in millions of US dollars (IFRS)	September 30, 2017
1. Shareholders’ equity and debt
Current debt
Secured (1)	811.6
Guaranteed(2)	1,646.9
Unsecured and not guaranteed (3)	394.0
Total (a)	2,828.3
Non-current debt (other than the current portion of long-term debt)
Secured (1)	52.8
Guaranteed(2)	0.0
Unsecured and not guaranteed (3)	0.0
Total	52.8
Shareholders’ equity Group share
Share capital	20.3
Legal reserve	8.1
Other reserves (b)	712.8

Translation for information purposes – French version shall prevail

in millions of US dollars (IFRS)	September 30, 2017
Total	741.2
2. Net debt
A – Cash and restricted cash (c)	334.4
B – Cash equivalents	0.0
C – Investment securities	0.0
D – Cash and cash equivalents (A+B+C)	334.4
E – Short-term receivables
F – Short-term bank debt	1.8
G – Portion of medium and long-term debt maturing in less than one year	5.2
H – Other short-term debt	2,845.5
I – Current short-term debt (F+G+H)	2,852.5
J – Net short-term debt (I-E-D)	2,518.1
K – Bank debt due in more than one year	52.8
L – Issued notes and bonds	0.0
M – Other debt due in more than one year	0.0
N – Medium and long-term debt (K+L+M)	52.8
O – Net debt (J+N)	2,570.9

(1)	$811.6 million, including $467.6 million of French RCF and US RCF and $337.0 million of TLB 2019
(2)	Corresponds to the total amount of the Senior Notes
(3)	$394 million, including $390.8 million of Convertible Bonds
(a)

As of September 30, 2017, on the $2,852.5 million of financial debts presented as current liabilities, $560.7 million have less than a 12-month term, the additional amount is presented as current liabilities due to a pure accountable reclassification, due to the application of IAS 1.

(b)	“Other Reserves” does not include the result or the other elements of the global result of the Company for the period from July 1, 2017 to September 30, 2017.
(c)	Best situation estimated on October 4, 2017.

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Translation for information purposes – French version shall prevail

5. TERMS AND CONDITIONS OF THE OFFERING

5.1. Terms and conditions and indicative timetable

5.1.1.	Terms and conditions of the offering and conditions precedent to the issuance of the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants

The issuance of the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants remains subject to the following conditions:

•

the approval by the Company’s extraordinary general meeting of shareholders which is scheduled to convene on October 31, 2017 of the resolutions required to implement the draft safeguard plan, in particular those relating to the share capital reduction by reducing the unit par value of the Company’s shares to one euro cent (€0.01);

•	the abovementioned share capital reduction being effectively carried out;

•

the sanctioning of the draft safeguard plan approved by both the committee of banks and assimilated creditors, and the sole general meeting of bondholders on July 28, 2017, by the Commercial Court of Paris; according to the current contemplated provisional timetable, the court should examine the request for the sanctioning of the draft safeguard plan on November 6, 2017;

•

confirmation by the relevant US Court of the “Chapter 11” plan and the recognition of the ruling sanctioning the draft safeguard plan within the framework of the “Chapter 15” proceedings the enforcement of which is not stayed;

•

the obtaining of the AMF visa on the prospectus relating to the Rights Issue with PSR, which share capital increase is tentatively scheduled to take place in December 2017, with settlement and delivery scheduled for January 2018;

•

the satisfaction of all conditions precedent provided for in the implementation documents of the restructuring, which includes notably the indenture of the new first lien notes, the indenture of the New Second Lien Notes and the new interest second lien notes, or the terms and conditions of the various warrants, it being specified that the Restructuring Effective Date shall occur at the latest on February 28, 2017.

The settlement and delivery of all the issuances of Warrants #1, Warrants #3, Creditor Shares 1, Creditor Shares 2, Coordination Warrants, and Backstop Warrants will occur concomitantly with the settlement and delivery of the issue, with shareholders’ preferential subscription rights, of new shares with warrants, subject to satisfaction of all the above-mentioned conditions precedent.

The issuances provided for under the draft safeguard plan and the Chapter 11 plan shall be regarded as a whole; if one of them could not be implemented, none of them would be implemented.

Suspension of the right of holders of Convertible Bond 2019 and Convertible Bonds 2020 to convert them into shares

As part of the Company’s financial restructuring, the holders of Convertible Bonds are expected to subscribe for the Creditor Shares 1 by way of set-off against their claims against CGG relating to the Convertible Bonds.

The right of holders of Convertible Bonds to convert them into shares will be suspended, according to the indicative timetable, from November 28, 2017 (at 12 a.m. Paris time), to no later than February 28, 2018 (at 11.59 p.m. Paris time) as prescribed by law and regulations and in accordance with the terms and conditions of the Convertible Bonds, with the understanding that, on that date, if the financial restructuring is completed, there will no longer be any Convertible Bonds 2019 or Convertible Bonds 2020 outstanding (as the claims of their holders will have been set off by the subscription for the Creditor Shares 1).

Suspension of the right to exercise stock options currently in their exercise period

The right to exercise stock options resulting from CGG option plans and currently in their exercise period will be suspended, based on the indicative timetable, from November 28, 2017 (at 12 a.m. Paris time) to no later than February 28, (11.59 p.m. Paris time) as prescribed by law and regulations and in accordance with the provisions of option plan rules.

Placing and underwriting

Not applicable.

Translation for information purposes – French version shall prevail

Guarantee

Not applicable.

Subscription commitments and intentions

The issuance of the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants is subject to the approval of the necessary resolutions by the combined general meeting of shareholders scheduled to convene on October 31, 2017.

Restrictions applicable to the offering

The distribution of this Prospectus, the sale or offering of (i) the Company’s shares (including the Creditor Shares 1 and Creditor Shares 2), (ii) the Warrants #1, (iii) the Warrants #3, (iv) the Coordination Warrants and (v) the Backstop Warrants as well as the subscription of the new shares issued pursuant to the exercise of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants may be subject to specific regulations in certain countries, including the United States of America.

Exercise, non-disposal or lock-up commitments

No exercise, non-disposal or lock-up commitments will be made concerning the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants.

5.1.2.	Indicative timetable

July 28, 2017

Approval of the draft safeguard plan by the committee of banks and assimilated creditors, and the sole general meeting of bondholders

Publication by the Company of a press release announcing that approval and its financial results for the first half of 2017

September 22, 2017	End of the delay during which the US creditors may vote on the Chapter 11 plan

October 10 2017	Approval hearing of the Chapter 11 plan by the competent US court

October 13, 2017

Approval (visa) of the Prospectus by the AMF

Announcement of the AMF’s approval (visa) of the Prospectus and online posting of the Prospectus on the Company’s website.

Publication by the Company of a press release describing (i) the main features of the issues of Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants, and (ii) the conditions for obtaining the Prospectus

October 24, 2017	Expiration of the period in which third parties may lodge suspensive appeals against the decision by the competent US court to approve the Chapter 11 plan

October 31, 2017	Combined general meeting of the Company’s shareholders Publication of a press release announcing the results of the votes on resolutions by the general meeting of shareholders

November 6, 2017	Hearing on the draft safeguard plan by the Paris Commercial Court

November 13, 2017	Sanctioning of the safeguard plan by the Paris Commercial Court

20 November, 2017	Recognition by the competent US court, under the Chapter 15 proceeding, of the judgment sanctioning the safeguard plan

November 22, 2017	Expiration of the period in which creditors may file objections to the share capital reduction voted by the combined general meeting of shareholders on October 31 2017

Start of the suspension period of the exercise of stock options and the conversion of bonds into shares by the holders of Convertible Bonds

December 4, 2017

Expiration of the period in which third parties may lodge suspensive appeals against the decision by the competent US court to recognize the judgment sanctioning the safeguard plan, as part of the Chapter 15 proceeding

December 5, 2017	Approval (visa) by the AMF of the prospectus covering the Rights Issue with PSR

December 7, 2017	Accounting day at the end of which the holders of shares registered on their securities account will be entitled to preferential subscription rights

Translation for information purposes – French version shall prevail

December 8, 2017	Detachment of the preferential subscription rights and opening of the trading period of the preferential subscription rights on Euronext Paris

December 12, 2017	Opening of the subscription period for the Rights Issue with PSR

December 18, 2017	Closing of the trading period of the preferential subscription rights

December 20, 2017	End of the subscription period for the Rights Issue with PSR

January 17, 2018

Settlement and delivery of the ABSA, the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants.

Date on which (i) the new shares issued in the context of the Rights Issue with PSR, (ii) the Creditor Shares 1, (iii) the Creditor Shares 2, (iv) the Warrants #2 and (v) the Warrants #1 are admitted to trading on Euronext Paris

The public will be notified of any change in the above indicative timetable by means of an announcement which will be posted by the Company on its website (www. cgg.com).

5.1.3.	Amount of the issues

It should be noted that:

(i)

the nominal value of the issue of Creditor Shares 2 and the number of Creditor Shares 2 to be issued, will be determined on the basis of (a) the total aggregate amount of principal and accrued unpaid interest outstanding on the Convertible Bonds and the Senior Notes as of the Reference Date, and (b) the portion of the Rights Issue with PSR which the holders of Senior Notes actually subscribe for by way of set-off against their claim under the Senior Notes, as part of their backstop commitment;

(ii)

the nominal value of the issue of Creditor Shares 1 and the number of Creditor Shares 1 to be issued will be determined based on the aggregate of principal and accrued unpaid interest on the Convertible Bonds as of the Reference Date;

(iii)

the number of Warrants #3 to be issued and the number of new shares for which they may be exercised, the number of Coordination Warrants to be issued and the number of new shares for which they may be exercised and the number of Backstop Warrants to be issued and the number of new shares for which they may be exercised, will be determined based on the number of Creditor Shares 1 and Creditor Shares 2 issued.

All of the foregoing nominal values and amounts have been calculated under the assumption of the completion of the share capital reduction by means of the diminution of the par value of the Company’s shares to one (1) euro cent submitted for approval to the Company’s general meeting of shareholders scheduled to convene on October 31, 2017.

A press release will be issued by the Company as soon as possible after the centralization period of the Rights Issue with PSR, with all detailed final information on the number of securities issued.

Amount of the Creditor Shares 1 issue

Subscriptions for Creditor Shares 1 will be by way of set-off against due and payable claims relating to the Convertible Bonds, so that their issuance will not generate any proceeds for the Company.

For an aggregate outstanding debt in principal and accrued unpaid interest on the Reference Date of €366,024,528 from the Convertible Bonds, (assuming that the Reference Date is December 20, 2017, based on the indicative timetable) the issue of Creditor Shares 1 (including share premiums) would amount to €361,562,625.72.

In the event that the aggregate debt in principal and accrued unpaid interest from the Convertible Bonds on the Reference Date is not equal to the above amount, the amount of €361,562,625.72 of the previous paragraph will be adjusted upward or downward by the difference between (i) aggregate debt in principal and accrued unpaid interest on the Reference Date from the Convertible Bonds outstanding, minus the Payment of Accrued Interest on Convertible Bonds, and (ii) €366,024,528.

Each holder of Convertible Bonds will subscribe for a number of Creditor Shares 1 determined on the basis of their total claims against the Company relating to the Convertible Bonds on the Reference Date, compared to the total aggregate amount (principal and accrued and unpaid interests) outstanding on the Convertible Bonds as of the same date (after taking into account in the calculation the cash payment for €4.46 million, as described in paragraph B.4a of the summary), rounded down to the nearest whole number of Creditor Shares 1.

Translation for information purposes – French version shall prevail

The aggregate nominal amount by which the Company’s share capital (not including share premiums) will be increased as a result of the Creditor Shares 1 issued shall under no circumstances exceed €375,244.

Amount of the Creditor Shares 2 issue

The subscription of Creditor Shares 2 will be by way of set-off against due and payable claims relating to the Senior Notes, so that their issuance will not generate any proceeds for the Company.

The nominal value of the issue of Creditor Shares 2 and the number of Creditor Shares 2 to be issued, will be determined on the basis of (a) the total aggregate amount of principal and accrued unpaid interest outstanding on the Senior Notes as of the Reference Date, and (b) the portion of the Rights Issue with PSR which the holders of Senior Notes actually subscribe for by way of set-off against their claim under the Senior Notes, as part of their backstop commitment.

Each holder of Senior Notes will subscribe for a number of Creditor Shares 2 determined on the basis of their total claims against the Company relating to the Senior Notes on the Reference Date, compared to the total aggregate amount (principal and accrued and unpaid interests) outstanding on the Senior Notes as of the same date (after taking into account in the calculation the payment of $86 million, as described in paragraph B.4a of the summary, and as the case may be, any amount used by the holders of Senior Notes to backstop the Rights Issue with PSR), rounded down to the nearest whole number of Creditor Shares 2.

The aggregate nominal amount by which the Company’s share capital (not including share premiums) will be increased as a result of the Creditor Shares 2 issued shall under no circumstances exceed €4,967,949.

Warrants #1

The Warrants #1 will be granted for free by the Company to all of its Historical on the basis of one (1) Warrant #1 for one (1) existing share.

A maximum total of 24,375,000 Warrants #1 will be issued.

Three (3) Warrants #1 will entitle their holder to subscribe for four (4) new shares, at the subscription price of three euros and twelve cents (€3.12) per new share.

The aggregate number of shares for which the Warrants #1 may be exercised will under no circumstance exceed 32,500,000 shares.

Warrants #3

The maximum total number of Warrants #3 will not exceed 123,817,300 and they will be exercisable for a maximum of 16% of the Diluted Number of Shares. The Warrants #3 will be issued by the Company together with the New Second Lien Notes, and will be granted to the subscribers of New Second Lien Notes pro rata their subscriptions to the New Second Lien Notes.

Only whole numbers of Warrants #3 will be delivered to their recipients.

One Warrant #3 will be exercisable to subscribe for one (1) new share at the subscription price of 0.01 euro per new share.

The aggregate number of shares for which the Warrants #3 may be exercised will under no circumstance exceed 123,817,300.

Coordination Warrants

The total number of Coordination Warrants will not exceed 7,738,600 and they will be exercisable for a maximum of 1% of the Diluted Number of Shares.

Only whole numbers of Coordination Warrants will be delivered to their recipients.One (1) Coordination Warrant will be exercisable to subscribe for one (1) new share at the subscription price of 0.01 euro per new share.

The aggregate number of shares for which all Coordination Warrants issued may be exercised will under no circumstance exceed 7,738,600 shares.

Translation for information purposes – French version shall prevail

Backstop Warrants

The total number of Backstop Warrants will not exceed 11,607,900 and they will be exercisable for a maximum of 1.5% of the Diluted Number of Shares.

Only whole numbers of Backstop Warrants will be delivered to their recipients.

One (1) Backstop Warrant will entitle its holder to subscribe for one (1) new share at the subscription price of 0.01 euro per new share.

The aggregate number of shares for which all Backstop Warrants issued may be exercised will under no circumstance exceed 11,607,900 shares.

The table below shows the number of Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants to be issued under the Financial Restructuring Plan, depending on the portion of the Rights Issue with PSR subscribed by the existing shareholders, with the following assumptions:

•	the Reference Date is December 20, 2017;

•	the total aggregate amount of principal and accrued unpaid interest outstanding on the Reference Date is €1,467,924,425 under the Senior Notes and 366,024,528 under the Convertible Bonds;

•	a Rights Issue with PSR (including premium) for an amount of 112.2 million euros.

Portion of the Rights Issue with PSR subscribed by the existing shareholders (in %)	Number of Creditor Shares 1	Number of Creditor Shares 2	Number of Warrants #3	Number of Coordination Warrants	Number of Backstop Warrants
100%	35,240,022	445,890,969	112,922,085	7,057,630	10,586,445
50%	35,240,022	445,890,969	112,992,085	7,057,630	10,586,445
0%	35,240,022	432,806,118	110,353,281	6,897,080	10,345,620

The maximum number of new shares that would be issued upon the exercise of Warrants #3, Coordination Warrant and Backstop Warrant, is equal to the number of Warrants #3, Coordination Warrant and Backstop Warrant in so far as those warrants give rights to subscribe to one (1) new share of the Company (and subject to the adjustments applicable to the warrants in the event of operations on capital).

5.1.4.	Subscription period and procedure

Warrants #1

According to the indicative timetable, the Warrants #1 are expected (i) to be granted for free to the Company’s Historical Shareholders and (ii) to be admitted to trading on Euronext Paris from January 17, 2018.

Creditor Shares 1 and Creditor Shares 2

Pursuant to the draft safeguard plan, the beneficiaries of the offered Creditor Shares 1 and Creditor Shares 2 will undertake, as set out in section 5.1.3 above, to subscribe for an amount and number of shares set out in section 5.1.3 above.

According to the indicative timetable, the Creditor Shares 1 and Creditor Shares 2 will be admitted to trading on Euronext Paris as soon as they are issued, on January 17, 2018.

Warrants #3

Pursuant to the Private Placement Agreement, the subscribers of New will be granted free Warrants #3 pro rata their subscriptions of New Second Lien Notes.

According to the indicative timetable, the settlement and delivery of the issued Warrants #3 is scheduled to take place on January 17, 2018. No application will be made for the Warrants #3 to be admitted to trading on the Euronext Paris regulated market. However, application will be made for them to be accepted for clearance through Euroclear France, which will clear the transfers of Warrants #3 between account holders. Application will also be made for the Warrants to be accepted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, SA (Luxembourg).

Translation for information purposes – French version shall prevail

Coordination Warrants

According to the indicative timetable, the Coordination Warrants are scheduled to be granted for free to on January 17, 2018 to the aforementioned persons and amounts referred to in section 4.2.6.3.

No application will be made for the Coordination Warrants to be admitted to trading on the Euronext Paris regulated market. However, application will be made for them to be accepted for clearance through Euroclear France, which will clear the transfers of Coordination Warrants between account holders. Application will also be made for the Warrants to be accepted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, SA (Luxembourg).

Backstop Warrants

According to the indicative timetable, the Backstop Warrants are scheduled to be granted for free to the persons committed to backstop the subscriptions of New Second Lien Notes and Warrants #3, as set out in the Private Placement Agreement, on January 17, 2018.

No application will be made for the Backstop Warrants to be admitted to trading on the Euronext Paris regulated market. However, application will be made for them to be accepted for clearance through Euroclear France, which will clear the transfers of Backstop Warrants between account holders. Application will also be made for the Warrants to be accepted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, SA (Luxembourg).

5.1.5.	Cancellation/Suspension of the offering

See section 5.1.1 of this Securities Note.

5.1.6.	Reduction of the subscription

Not applicable.

5.1.7.	Minimum and/or maximum amount of subscriptions

Not applicable.

5.1.8.	Cancellation of subscription orders

Not applicable.

5.1.9.	Remittance of funds and terms of delivery of the securities

Warrants #1

The total number of Warrants #1 will not exceed 24,375,000 and will be granted for free to all of the Company’s Historical Shareholders on the basis of one (1) Warrant #1 for one (1) existing share. According to the indicative timetable, the settlement and delivery of the Warrants #1 will take place on January 17, 2018.

Creditor Shares 1 and Creditor Shares 2

The subscription of the Creditor Shares 1 and Creditor Shares 2 will be by way of set-off against due and payable claims relating to the Convertible Bonds and Senior Notes, respectively. According to the indicative timetable, the settlement and delivery of the Creditor Shares 1 and Creditor Shares 2 will take place on January 17, 2018.

Warrants #3

The Warrants #3 issued with the New Second Lien Notes will generate, together with the New Second Lien Notes (without the exercise of Warrants #3), gross proceeds of $375,000,000 (including a tranche in euros not in excess of the euro-equivalent of $100,000,000). The Warrants #3 will be granted freely and simultaneously to the subscribers to the New Second Lien Notes.

Translation for information purposes – French version shall prevail

According to the indicative timetable, the settlement and delivery of the Warrants #3 will take place on January 17, 2018.

Coordination Warrants

The Coordination Warrants will be granted for free to the aforementioned persons referred to in section 4.2.6.3

According to the indicative timetable, the settlement and delivery of the Coordination Warrants will take place on January 17, 2018.

Backstop Warrants

The Backstop Warrants will be granted for free to the members of the ad hoc committee of Senior Notes holders (as it existed in its composition on June 14, 2017) (or the authorized transferees of their backstop commitments under the Private Placement Agreement). According to the indicative timetable, the settlement and delivery of the Backstop Warrants will take place on January 17, 2018.

5.1.10.	Publication of the offering’s results

A notice and a Company press release will be issued concerning the admission to trading on Euronext Paris of the Creditor Shares 1 and Creditor Shares 2, and the issuance and grant of the Warrants #1.

A Company press release will be issued concerning the issuance and grant of the Warrants #3, Coordination Warrants and Backstop Warrants.

5.2. Distribution and allotment plan of the securities

5.2.1.	Category of potential investors – Restrictions on the free granting and, where applicable, the exercise of the securities

Category of potential investors

The Warrants #1 will be granted for free to all of the Company’s Historical Shareholders.

The Creditor Shares 1 will be issued with removal of the shareholders’ preferential subscription rights in favor of the holders of Convertible Bonds, in accordance with article L. 225-138 of the French Commercial Code.

The Creditor Shares 2 will be issued with removal of the shareholders’ preferential subscription rights in favor of the holders of Senior Notes, in accordance with article L. 225-138 of the French Commercial Code.

The Warrants #3 will be issued with removal of the shareholders’ preferential subscription rights in favor of the subscribers of New Second Lien Notes, in accordance with article L. 225-138 of the French Commercial Code.

The Coordination Warrants will be issued with removal of the shareholders’ preferential subscription rights in favor of to the aforementioned persons referred to in section 4.2.6.3, in accordance with article L. 225-138 of the French Commercial Code.

The Backstop Warrants will be issued with removal of the shareholders’ preferential subscription rights in favor of the members of the ad hoc committee of Senior Notes holders (as is existed in its composition on June 14, 2017) (or the authorized transferees of the backstop commitments under the Private Placement Agreement), in accordance with article L. 225-138 of the French Commercial Code.

No subscription for the Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants or Backstop Warrants by individuals or legal entities other than those to whom the issue concerned is offered will be accepted and the corresponding applications for subscription will be considered null and void.

Restrictions on the free granting and, where applicable, the exercise of the securities

For the purpose of this section and unless otherwise indicated, the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants as well as the shares issued upon exercise of any class of those Warrants, are referred to collectively as the “Securities”.

In certain countries, including the United States of America, specific regulations may apply to the distribution of this Prospectus, the sale or subscription of the Creditor Shares 1 and Creditor Shares 2, and the sale, subscription or exercise of the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants.

Translation for information purposes – French version shall prevail

The persons in possession of this Prospectus should find out about local restrictions and comply with them. Authorized intermediaries may not accept subscriptions of Creditor Shares 1 and Creditor Shares 2, or orders to exercise the Warrants #1, Warrants #3, Coordination Warrants or the Backstop Warrants from clients with an address in a country where such restrictions are in effect and the corresponding orders will be considered null and void.

All persons (including trustees and nominees) who receive this Prospectus may distribute it or forward it to such countries only in accordance with the law and regulations applicable there.

All persons who forward or allow the forwarding of this Prospectus to such countries for any reason whatsoever, must draw the attention of recipients to the contents of this section.

As a general matter, all persons who exercise their Warrants outside France must ensure that this exercise does not violate applicable law. The Prospectus and all other documents concerning the issues to which this Securities Note pertains, may be distributed outside France only in compliance with locally applicable law and regulations, and shall not be construed as an offer to subscribe in the countries where such an offer would be in violation of local law.

(a)	Restrictions applicable in the Member States of the European Economic Area which have transposed the Prospectus Directive

In the Member States of the European Economic Area other than France (the “Member States”) which have transposed the Prospectus Directive, no steps have been or will be taken that would make possible a public offering of the Securities necessitating the publication of a prospectus in any of the Member States. Accordingly, the Securities may be acquired in Member States only:

(i)	by qualified investors, as these are defined in the Prospectus Directive;

(ii)	by fewer than 150 individuals or legal entities (other than qualified investors, as defined in the Amending Prospectus Directive) in each Member State; or

(iii)	in other circumstances falling within the scope of article 3(2) of the Prospectus Directive.

For the purpose of this subsection, (i) the term “public offering” in a given Member State means any communication addressed to persons, in any form and by any means whatsoever, containing enough information on the terms and conditions of the offering and the securities offered to allow an investor to decide to purchase or subscribe for these securities, as this definition may have been modified, where applicable, in the Member State concerned, (ii) the term “Prospectus Directive” means Directive 2003/71/EC of November 4, 2003, as transposed in the Member State (and as amended, including by the Amended Prospectus Directive) and (iii) the term “Amended Prospectus Directive” means European Parliament and Council Directive 2010/73/EU of November 24, 2010.

These restrictions on sales in Member States are in addition to any other restrictions applicable in the Member States which have transposed the Prospectus Directive.

(b)	Additional restrictions applicable in other countries

United Kingdom

The Prospectus is intended exclusively for (i) persons situated outside the United Kingdom, (ii) investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) persons to which article 49(2) (a) to (d) of the Order applies (companies with high equity, unincorporated associations, etc.), or (iv) any other person to whom the Prospectus may be legally provided (the persons covered by (i), (ii), (iii) and (iv) being hereinafter referred to as “Qualified Persons”). The Securities are only intended for Qualified Persons and any solicitation, offer or contract pertaining to the subscription for, the purchase or the acquisition of the Securities may be addressed to or entered into only with Qualified Persons. Persons other than Qualified Persons should refrain from using or relying on the Prospectus and the information contained in it.

Translation for information purposes – French version shall prevail

United States

Specific restrictions applicable to the Creditor Shares 1 and Creditor Shares 2 in the United State, if section 1145 of the US Bankruptcy Code does not apply to the issue of Creditor Shares 1 and Creditor Shares 2

The Creditor Shares 1 and Creditor Shares 2 have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or with any securities regulatory authority of any state or jurisdiction in the United States. The new shares may not be offered, sold or delivered in the territory of the United States, as defined in Regulation S of the U.S. Securities Act, except to qualified institutional buyers (“QIBs”) as defined in Rule 144A of the U.S. Securities Act, in a private placement exempt from the registration requirements of the U.S. Securities Act. Accordingly, in the United States, the shareholders and investors who are not QIBs will not be able to participate in the offering and subscribe for the Creditor Shares 1 and Creditor Shares 2.

Purchasers of Creditor Shares 1 or Creditor Shares 2 will be deemed to have stated, warranted and acknowledged, when accepting the delivery of this Prospectus and of the shares, either that they are acquiring shares as part of an offshore transaction as defined in Regulation S of the U.S. Securities Act, or that they are a QIB, in which case they will have to sign an investor letter in English addressed to the Company, in the form included in Schedule 2 to this Securities Note.

The purchasers of Creditor Shares 1 or Creditor Shares 2 who sign such a letter:

•	represent that they and any account for which they purchase the new shares are QIBs; and

•

agree not to resell the shares in the United States, subject to certain exceptions, or to deposit those shares in our American Depositary Receipt facility. Accordingly, subject to certain exceptions, such shares may only be resold as part of transactions outside the United States meeting the requirements of Rule 903 or Rule 904 of Regulation S. For as long as the shares are listed on the New York Stock Exchange, Rule 144A of the U.S. Securities Act will not be available for the resale of any new shares.

Subject to an exemption under the U.S. Securities Act, authorized intermediaries will not be permitted to accept subscriptions for Creditor Shares 1 or Creditor Shares 2 from clients with an address in the United States, and such subscriptions will be considered null and void.

Specific restrictions applicable to the Warrants in the United State

Neither the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants, nor the shares to be issued upon exercise thereof have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or jurisdiction in the United States. The Warrants and the new shares to be issued upon their exercise may not be offered or sold in the United States terrority, as defined by the Regulation S except pursuant to any exemption from, or in a transaction not subject to the registration requirements of the U.S. Securities Act and any applicable securities laws of the states of the United States. The initial allocation of the Warrants #1 to the shareholders is not subject to the registration requirements of the U.S. Securities Act.

Accordingly, the Warrants #1, Warrants #3, Coordination Warrants and Backstop Warrants, and the shares to be issued upon exercise of the Warrants are being offered and sold only (i) in the United States to QIBs in a private placement exempt from the registration requirements of the U.S. Securities Act and (ii) outside the United States in “offshore transactions”, as defined in, and in accordance with, Regulation S.

Holders in the United States may not exercise their Warrants #1, Warrants #3, Coordination Warrants, and/or Backstop Warrants, unless they are QIB. Holders of Warrants #1, Warrants #3, Coordination Warrants, and/or Backstop Warrants may exercise their Warrants in the United States only if they sign and deliver to their authorized financial intermediary an investor letter along with their duly completed application, in the form included in Schedule 2 to this Securities Note.

The Holders of Warrants #1, Warrants #3, Coordination Warrants, and/or Backstop Warrants who sign such a letter:

•	represent that they and any account for which they purchase the new shares are QIBs; and

•

agree not to resell the shares in the United States, subject to certain exceptions, or to deposit those shares in our American Depositary Receipt facility. Accordingly, subject to certain exceptions, such shares may only be resold as part of transactions outside the United States meeting the requirements of Rule 903 or Rule 904 of Regulation S. For as long as the shares are listed on the New York Stock Exchange, Rule 144A of the U.S. Securities Act will not be available for the resale of any new shares.

Any envelope containing exercise form and post-marked from the United States will not be accepted unless it contains a duly executed investor letter. Similarly, any exercise form in which the exercising holder requests new shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

Exercise forms that do not meet the foregoing criteria will be deemed to be without effect and any exercise price paid in respect of such subscription forms will be returned without interest.

Translation for information purposes – French version shall prevail

Specific restrictions applicable to Warrants #1 and the holders of American Depositary Shares

The holders of ADS will not receive Warrants #1. Accordingly, holders of ADS who wish to receive Warrants #1 will have to trade their ADS in exchange for ordinary shares (and, accordingly, pay the costs of such transactions). As an alternative, holders of ADS may purchase Warrants #1 on the Euronext Paris market and exercise them (if they are QIBs), but may not deposit the new shares resulting from the exercise of Warrants #1 under the American Depositary Receipt facility. Although the Bank of New York Mellon will seek to sell the Warrants #1 to which the holders of ADS are entitled, it is not possible to guarantee that this sale will take place or the price at which the Warrants may be sold. The portion of any selling price received by the holders of ADS may not be sufficient to offset the dilution caused by the fact that they cannot exercise their Warrants #1.

Australia and Japan

The Warrants and the new shares resulting from the exercise of the Warrants may not be offered, sold or purchased in Australia or Japan.

5.2.2.	Subscription commitments and commitments to exercise

Under the draft safeguard plan:

(i) the DNCA Entities committed to backstop by cash the Rights Issue with PSR up to an amount of €71.39 million (share premium included);

(ii) the Senior Notes holders also committed to backstop the portion of the unsuscribed Rights Issue with PSR (if needed after implementing the commitment to subscribe from the DNCA Entities), it being specified that this backstop commitment would be implemented by set-off with part of their claims on the Company under the Senior Notes;

(iii) some eligible Senior Notes holders have committed to subscribe to the New Second Lien Notes Issuance, giving access to the Warrants #3, pursuant to the provisions of a private placement agreement as of June 26, 2017;

(iv) the New Second Lien Notes Issuance is furthermore backstopped by the members of the ad hoc committee of Senior Notes holders (or their transferees under certain conditions).

5.2.3.	Pre-allotment information

Not applicable.

5.2.4.	Notification to subscribers

Not applicable.

5.2.5.	Oversubscription and overallotment

Not applicable.

5.3. Subscription price

The Company’s Board of Directors has appointed Ledouble SAS to act as an independent expert in accordance with applicable regulations to assess the fairness of the restructuring transactions for the Company’s shareholders.

The conclusion of this opinion is quoted below.

“Following our work on valuing CGG shares and reviewing the financial terms and conditions of the Transaction, based on the assumption that the CGG Group continues as a going concern in its current structure, we believe the salient points for the Shareholders are as follows:

•	The Transaction, which will equitize more than €1.8 billion of debt, meets an immediate need to reduce the Group’s indebtedness, which is essential if it is to continue as a going concern.

•	The Group’s continuation as a going concern is contingent on:

•	A recovery in business and an improvement in margins, in accordance with Management’s Business Plan forecasts; and

•	At least a partial refinancing in the future to meet payments falling due with respect to the non-equitized Secured Debt and the unsubordinated second lien New Second Lien Notes to be issued.

Translation for information purposes – French version shall prevail

•

As regards the value range resulting from our valuation and the subordination of Shareholders ranking them after the Creditors, it appears that the Shareholders would have potentially lose their entire investment without a financial restructuring which is essential to the continuity of the Group’s operations.

•

The subscription prices of €3.12 and €10.26 for the Reserved Capital Increases for the Creditors, respectively the Senior Noteholders and the CB holders, show a premium over our multi-criteria valuation of CGG.

•

The $375 million issue of high-yield New Second Lien Notes governed by the laws of New York State will be accompanied by the allotment of three classes of Warrants with an exercise price of €0.01, exercise of which will increase the dilution of CGG Shareholders. All of the impacts of these New Second Lien Notes are included in our analysis of the Shareholders’ position.

•	Based on the CGG valuation range, our analysis of the Shareholders’ interest, pre- and post-Restructuring, shows that:

•	The Shareholders will not lose value based on the valuations of CGG that include a Business Plan execution risk, which lead to negative pre-Restructuring equity values;

•	A valuation based on share price as of May 11, 2017 could result in a loss of up to 60% for the Shareholders due to the high share price relative to CGG’s intrinsic value.

•

The Rights Issue with PSR, at a subscription price of €1.56, shows a discount to the multi-criteria valuation of CGG based on Management’s Business Plan; the discount disappears if we assume a delay in achieving the Business Plan forecasts. Shareholders not wishing to subscribe to the offering will be able to sell their Rights.

•	Shareholders will receive Warrants that, albeit out of the money at present and therefore excluded from our analysis, have a long exercise period.

In view of the current situation and the intrinsic value of the Group, we are of the opinion that the Transaction taken as a whole is fair to CGG Shareholders. ”

The independent opinion is quoted in its entirety in Schedule 1 to this Securities Note (see also section 10.3 “fairness opinion” of this Securities Note).

5.3.1.	Subscription price of the Creditor Shares 1

The subscription price of the Creditor Shares 1 is ten euros and twenty-six cents (€10.26) per Creditor Share 1 (including share premium).

The subscription price of the Creditor Shares 1 will have to be paid in full at the time they are subscribed, by way of set-off against due and payable claims relating to the Convertible Bonds, and will have to be paid for in full upon their subscription.

5.3.2.	Subscription price of the Creditor Shares 2

The subscription price of the Creditor Shares 2 is three euros and twelve cents (€3.12) per Creditor Share 2 (including share premium).

The subscription price of the Creditor Shares 2 will have to be paid in full at the time they are subscribed, by way of set-off against due and payable claims relating to the Senior Notes, which will have to be paid for in full upon their subscription.

Exercise Ratio and exercise price of the Warrants #1

The Warrants #1 will be granted for free by the Company to all of its Historical Shareholders on the basis of one (1) Warrant #1 for one (1) existing share.

Three (3) Warrants #1 will entitle their holder to subscribe for four (4) new shares, at the subscription price of three euros and twelve cents (€3.12)per new share.

The aggregate number of shares for which the Warrants #1 may be exercised will under no circumstance exceed 32,500,000.

Warrants #3

The total number of Warrants #3 will not exceed 123,817,300 and they will be exercisable for a maximum of 16% of the Diluted Number of Shares. The Warrants #3 will be issued by the Company together with the New Second Lien Notes, and will be granted for free to the subscribers of New Second Lien Notes pro rata their subscriptions to the New Second Lien Notes.

Translation for information purposes – French version shall prevail

One (1) Warrant #3 may be exercised to subscribe for one (1) new share at the subscription price of 0.01 euro per new share.

The number of Warrants #3 to be granted to each subscriber of New Second Lien Notes will be determined as set out in section 4.2.6.2 of this Securities Note.

Only whole numbers of Warrants #3 will be delivered to their recipients.

The aggregate number of shares for which the Warrants #3 may be exercised will under no circumstance exceed 123,817,300.

Coordination Warrants

The Coordination Warrants being granted for free, they will not generate any proceeds for the Company.

The total number of Coordination Warrants will not exceed 7,738,600 and they will be exercisable for a maximum of 1% of the Diluted Number of Shares.

One (1) Coordination Warrant is exercisable to subscribe for one (1) new share at the subscription price of 0.01 euro per new share.

The number of Coordination Warrants to be granted for free to each persons referred to in section 4.2.6.3 will be determined as set out in section 4.2.6.3 of this Securities Note.

Only whole numbers of Coordination Warrants will be delivered to their recipients.

The aggregate number of shares for which all Coordination Warrants issued may be exercised will under no circumstance exceed 7,738,600.

Backstop Warrants

The Backstop Warrants will be granted for free, so that their issued will not generate any proceeds for the Company.

The total number of Backstop Warrants will not exceed 11,607,900 and they will be exercisable for a maximum of 1.5% of the Diluted Number of Shares.

One (1) Backstop Warrant will entitle its holder to subscribe for one (1) new share at the subscription price of 0.01 euro per new share.

The number of Backstop Warrants to be granted for free to each member of the ad hoc committee of Senior Notes holders (as it existed in its composition on June 14, 2017) (or to the authorized transferees of their backstop commitments under the Private Placement Agreement) will be determined in accordance with section 4.2.6.4 of this Securities Note

Only whole numbers of Backstop Warrants will be delivered to their recipients.

The aggregate number of shares for which all Backstop Warrants issued may be exercised will under no circumstance exceed 11,607,900.

5.4. Placement and underwriting

5.4.1.	Details of the guarantors

Not applicable.

5.4.2.	Details of the intermediaries in charge of the financial servicing and transfer of the securities and of the paying agent

Not applicable

5.4.3.	Guarantee – Exercise / non-disposal / lock-up commitment

Translation for information purposes – French version shall prevail

Guarantee

Not applicable.

Exercise, non-disposal or lock-up commitments

No exercise, non-disposal or lock-up commitments will be made concerning the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants.

[…]

Translation for information purposes – French version shall prevail

8. ISSUE-RELATED EXPENSES

Offering-related revenue and expenses

The subscriptions of Creditor Shares 1 and Creditor Shares 2 will be by way of set-off against due and payable claims relating to the Convertible Bonds and Senior Notes, respectively, so that their issuance will not generate any proceeds for the Company.

The Warrants #1, Coordination Warrants and Backstop Warrants will be granted for free, so that their issuance will not generate any proceeds for the Company.

The Warrants #3 do not generate any proceeds since they are granted for free, but are issued with the New Second Lien Notes that will generate, proceeds of $375,000,000 (including a tranche in euros not in excess of the euro-equivalent of $100,000,000).

The cost of the issuance of the Warrants #1, Creditor Shares 1, Creditor Shares 2, Warrants #3, Coordination Warrants and Backstop Warrants and the completion of the Rights Issue with PSR (financial intermediaries’ fees and legal and administrative expenses) is estimated at approximately €20 million.

Translation for information purposes – French version shall prevail

9. DILUTION

Assuming (i) the Reference Date is December 20, 2017, (ii) the total amount of the financial debt in principal and accrued but unpaid interest as of the Reference Date is equal to €366,024,528 under the Convertible Bonds and €1,467,924,425 under the Senior Notes, (iii) the Company holds 24,997 shares as treasury shares, and (iv) the total amount of the Rights Issue with PSR (share premium included) is approximately equal to €112.2 million, the persons holding shares of the Company prior to the implementation of the restructuring (on the basis of a share capital composed of 22,133,149 shares) would hold, following all the issuances contemplated in the draft safeguard plan and taking into account the exercise of all the Warrants #3, Backstop Warrants and Coordination Warrants:

(i)	3.2% of the capital, before the exercise of the Warrants #1 and Warrants #2, and

(ii)	6.7% of the capital, taking into account the exercise of all Warrants #1 (and considering they were exercised by existing shareholders) and Warrants #2,

if the Rights Issue with PSR is subscribed only by the DNCA Entities and the Senior Notes holders as part of their backstop commitment, no share being subscribed by the persons holding shares from the Company before the implementation of the restructuring transactions.

In the event the Rights Issue with PSR is fully subscribed in cash by the persons holding shares of the Company prior to the implementation of the restructuring (on the basis of a share capital composed of 22,133,149 shares), such persons would hold, following all the issuances contemplated in the draft safeguard plan and taking into account the exercise of all the Warrants #3, Backstop Warrants and Coordination Warrants:

(i)	13.3% of the share capital of the Company, before the exercise of the Warrants #1 and Warrants #2, and

(ii)	21.9% of the share capital of the Company, taking into account the exercise of all Warrants #1 and Warrants #2 (and considering they were exercised by the aforementioned shareholders).

The tables below show the effect of these financial restructuring transactions on the relative amount of equity per share and the percentage of equity interest in the Company held by the shareholders and the different stakeholders, on the basis of the assumptions set forth on the first paragraph above.

9.1. Theoretical impact of the restructuring on the relative amount of shareholders’ equity

As an indication, the theoretical impact on the relative amount of the consolidated shareholders’ equity, Group share, per share of the issues of the Creditor Shares 1, the Creditor Shares 2 and the new shares to be issued upon exercise of the Warrants #1, the Warrants #2, the Warrants #3, the Coordination Warrants and the Backstop Warrants is presented hereafter (calculated on the basis of consolidated shareholders’ equity, Group share, on June 30, 2017 and 22,133,149 Company shares outstanding on June 30, 2017 including treasury shares) . The identity of the subscribers, by subscription by cash to the Rights Issue with PSR (existing shareholders, or DNCA Entities due to their subscription commitment) has no impact on the results presented below :

	Amount of equity per share (in US dollars(1))
Assumption 1: 0% of the Rights Issue with PSR subscribed by the holders of Senior Notes as part of their backstop commitment	Non-diluted basis	Diluted basis(2)
Before the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	35.08	39.77

After the issue of 683,629,882 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	4.00	4.17

After the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	4.01	4.17

(1)	Reuters euro / US dollar exchange rate on June 14, 2017 at 12.00 noon (Paris time) of 1.1206 US dollar for one euro used to translate the amount of this capital increase into US dollars.
(2)	If all 446,937 exercisable and non-exercisable stock options are exercised.

Translation for information purposes – French version shall prevail

	Amount of equity per share (in US dollars(1))
Assumption 2: 36.38% of the Rights Issue with PSR subscribed by the holders of Senior Notes as part of their backstop commitment	Non-diluted basis	Diluted basis(2)
Before the issue of 745,007,541 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	35.08	39.77
After the issue of 667,574,851 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	4.09	4.26
After the issue of 745,007,541 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	4.09	4.25

(1)	Reuters euro / US dollar exchange rate on June 14, 2017 at 12.00 noon (Paris time) of 1.1206 US dollar for one euro used to translate the amount of this capital increase into US dollars.
(2)	If all 446,937 exercisable and non-exercisable stock options are exercised.

9.2. Theoretical impact of the restructuring on the positions of the shareholders

As an indication, the theoretical impact of the issues of the Creditor Shares 1, the Creditor Shares 2 and the new shares to be issued upon exercise of the Warrants #1, the Warrants #2, the Warrants #3, the Coordination Warrants and the Backstop Warrants on the equity interest of a shareholder with 1% of the Company’s shares outstanding prior to these issues, depending on the percentage of the Rights Issue with PSR subscribed by the persons holding the shares of the Company before the implementation of the restructuring transactions, is presented hereafter:

	Shareholders’ interest (in%)
Assumption 1: 100% of the Rights Issue with PSR subscribed by the existing shareholders	Non-diluted basis	Diluted basis(1)
Before the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.980
After the issue of 683,629,882 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	0.133	0.131
After the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	0.219	0.216

(1)	If all 446,937 exercisable and non-exercisable stock options are exercised.

Translation for information purposes – French version shall prevail

	Shareholder’s interest (in%)
Assumption 2: 50% of the Rights Issue with PSR subscribed by the existing shareholders	Non-diluted basis	Diluted basis(2)
Before the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.980
After the issue of 683,629,882 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	0.082	0.081
After the issue of 761,062,572 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	0.142	0.141

(1)	If all 446,937 exercisable and non-exercisable stock options are exercised.

	Shareholder’s interest (in%)
Assumption 3: 0% of the Rights Issue with PSR subscribed by the existing shareholders	Non-diluted basis	Diluted basis(2)
Before the issue of 761,007,541 new shares under the Rights Issue with PSR, the Creditor Shares 1 and the Creditor Shares 2, and the new shares to be issued if all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants are exercised	1.00	0.980
After the issue of 667,574,851 new shares under the Rights Issue with PSR, the Creditor Shares 1 and Creditor Shares 2, and the new shares resulting from the exercise of all Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of Warrants #1 and Warrants #2.	0.032	0.032
After the issue of 745,007,541 new shares under the Rights Issue with PSR, the Creditor Shares 1, the Creditor Shares 2 and the new shares resulting from the exercise of all Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants.	0.067	0.067

(1)	If all 446,937 exercisable and non-exercisable stock options are exercised.

9.3. Tables of shareholders’ interest after financial restructuring:

The tables here under reflect the holding of capital of the different categories of stakeholders after the implementation of the operations planned by the Financial Restructuring Plan, depending on the percentage of the Rights Issue with PSR subscribed by the existing shareholders.

Assumption 1: prior to the exercise of the Warrants #1 and the Warrants #2
Portion of the Rights Issue with PSR subscribed by the existing shareholders (in %)(1)	Portion held by the existing shareholders	Portion held by DNCA as part of its backstop commitment	Portion held by the Senior Notes holders	Portion held by the holders of Convertible Bonds
100%	13.3%	—	81.7%	5.0%
50%	8.2%	5.1%	81.7%	5.0%
0%	3.2%	6.6%	85.1%	5.1%

(1)	excluding any backstop commitment by DNCA.

Translation for information purposes – French version shall prevail

Assumption 2: after issuance of the new shares resulting from exercise of the Warrants #1 and the Warrants #2
Portion of the Rights Issue with PSR subscribed by the existing shareholders (in %)(1)	Portion held by the existing shareholders	Portion held by DNCA as part of its backstop commitment	Portion held by the Senior Notes holders	Portion held by the holders of Convertible Bonds
100%	21.9%	—	73.6%	4.5%
50%	14.2%	7.7%	73.6%	4.5%
0%	6.7%	9.9%	78.8%	4.6%

(1)	excluding any backstop commitment by DNCA.

[…]

Translation for information purposes – French version shall prevail

Schedule 2

Form of investor letter

[Date]

CGG

Tour Maine-Montparnasse

33 Avenue du Maine

B. P. 191

75755 Paris Cedex 15

France

Attn: [Investor Relations]

Email: [ ]

With a copy to:

[Insert Name of relevant financial intermediary through which the Warrants are held]

Ladies and Gentlemen:

In connection with our proposed exercise of the warrants (the “Warrants”) to purchase new ordinary shares (the “Shares”), of CGG S.A. (the “Company”), we confirm on our own behalf, or, on behalf of the person for whose account we are acting as a duly authorized fiduciary or agent, that:

•	We are a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

•

We understand and acknowledge that the Shares have not been and will not be registered under the Securities Act or with any State (as defined in the Securities Act) or other jurisdiction of the United States and that we will receive the Shares in a transaction exempt from the registration requirements of the Securities Act. We understand and acknowledge that the Shares are “restricted securities” (within the meaning of Rule 144(a)(3) under the Securities Act).

•

We represent that we are acquiring the Shares for our own account (or for the account of a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) for which we are acting as duly authorized fiduciary or agent and for which we have sole investment discretion and the full power and authority to make the acknowledgements, representations and agreements herein on behalf such account), in each case for investment and (subject, to the extent necessary, to the disposition of our property being at all times within our control) not with a view to any distribution of the Shares.

•

We are aware that the Company prepares periodic reports and other information that is publicly available at http://www.cgg.com. We have read such information as we have deemed necessary, including the Company’s most recent annual report and interim reports, including the financial statements included therein.

Translation for information purposes – French version shall prevail

•

We have: (a) made our own assessment and satisfied ourselves concerning legal, regulatory, tax, business, currency, economic and financial considerations in connection herewith to the extent we deem necessary; (b) had access to review publicly available information concerning the Company that we consider necessary or appropriate and sufficient in making an investment decision; (c) reviewed such information as we believe is necessary or appropriate in connection with our exercise of the warrants; (d) had the opportunity to ask and have asked any queries regarding the Company and its affairs and the Shares and have received satisfactory answers from representatives of the Company thereto; and (e) made our investment decision based solely upon our own judgment, due diligence and analysis of the foregoing materials (and not upon any view expressed or information provided by or on behalf of the Company or any of its affiliates or any person acting on its behalf).

•

We confirm that we have such knowledge and experience in financial, business and international investment matters as is sufficient for us to evaluate the merits and risks of purchasing the Shares. We are experienced in investing in securities of this nature and are aware that we may be required to bear, and are able to bear, the economic risk of, have adequate means of providing for our current and contingent needs, have no need for liquidity and are able to sustain a complete loss in connection with, the Shares. We are aware and understand that an investment in the Shares involves a considerable degree of risk and no U.S. federal or state or non-U.S. agency has made any finding or determination as to the fairness for investment or any recommendation or endorsement of any such investment.

•

We understand and agree that none of the Shares may be transferred, sold, delivered, hypothecated or encumbered (collectively, a “transfer”) unless such transfer is made (a) outside the United States in compliance with Rule 903 or 904 of Regulation S under the Securities Act, (b) pursuant to Rule 144 under the Securities Act (if available), (c) to the Company, (d) pursuant to an effective registration statement under the Securities Act, or (e) pursuant to another available exemption, if any, from registration under the Securities Act, in each case in compliance with all applicable laws. We agree to notify any transferee to whom we subsequently reoffer, resell, pledge or otherwise transfer the Shares of the foregoing restrictions on transfer. We acknowledge that no representation has been made as to the availability of the exemption provided by Rule 144 or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Shares. So long as the Shares are listed on The New York Stock Exchange, Rule 144A is not available for the resale of any new Shares.

•

We agree (a) that, for so long as the Shares are “restricted securities” (within the meaning of Rule 144(a)(3) under the Securities Act), we will take commercially reasonable steps to segregate such Shares from any other shares that we hold that are not restricted securities and (b) not to deposit the Shares in an unrestricted American Depositary Receipt facility.

•

We understand that these representations and undertakings are required in connection with United States securities laws, acknowledge that the Company will rely upon the truth and accuracy of the representations, warranties and acknowledgements set forth herein, and irrevocably authorize the Company to produce this letter to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters covered herein.

Very truly yours,

By:

Name:

Title: